December 29, 2004

Mr. Zhao Zhiying
President
The Medical Exchange Inc.
1332 8th Street
Saskatchewan, Canada S7N 0S9

RE:	The Medical Exchange Inc.
	Form SB-2 filed December 2, 2004
	File No. 333-120936

Dear Mr. Zhiying:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2
Prospectus Cover Page

1. The Company does not qualify to use the "at the Market" offering until such time as it is listed on a public market. Revise to delete the use of market prices in the first paragraph herein and in the Prospectus Summary on page 4. Please note that once the Company is trading on a public market, it will be able to file another Registration Statement using Rule 429 to effect an at the market offering.

The Offering- page 11

2. Revise to delete the phrase "until our common stock is quoted on the OTC Bulletin Board, or listed for trading or quotation on any other public market, and thereafter at market prices."

Plan of Distribution- page 14

3. Revise to delete all discussion regarding trading at market prices. In addition, revise (a) through (f) to indicate whenever a broker/dealer affects sales as a principal or agent, a prospectus supplement or another prospectus must be used, naming the broker/dealer and any compensation arrangements.

Business- page 22
Strategy

4. Revise to indicate the anticipated costs to implement the strategy for the next 12 months including travel, marketing, R&D and production costs. Also, indicate the source of funds expected during the next 12 months. Finally, briefly discuss whether or not the Company anticipates any revenues during the next 12 months.

Competition- page 27

5. Revise to indicate if other companies are involved in developing transcription factor libraries. If so, name them. If any are generating revenues, briefly discuss and indicate the differences in the Company`s strategy versus the strategy of the revenue producing companies.

Executive Compensation- page 32

6. Revise to briefly discuss the Company`s plan for compensating officers and directors during the next 12 months.

Financial Statements and related footnotes - page 35
7. Please revise the report of the independent accountant to properly evidence the signature of the issuer. Refer to Item 302 of Regulation S-T.

8. Please revise the financial statements to include the disclosure requirements of SFAS 130 regarding other comprehensive income.

Note 2.  Significant Accounting Policies - page 40

9. Please revise this section to disclose the fiscal reporting period the company has elected, clarifying the basis for the audited period presented in the financial statements.

Note 2 Significant Accounting Policies

Website Costs - page 42

10. Please revise to separately quantify and describe the amounts incurred to date for your direct costs incurred during the application stage of development that you capitalized and disclose the amortization period. Your revisions should clarify the nature of the cost such that capitalization is appropriate.

Recent Sales- page 52

11. Revise to include the date of sale and whether any offering expenses or commissions were incurred.

Updating
12. Please include an updated consent from your independent accountant in the pre-effective amendment.

13. To the extent the effectiveness of the registration statement is delayed, please update the financial statements. Refer to Item
310(g) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Diane San Pedro, Staff Accountant, at (202) 824-5483 or Paul Cline, Senior Staff Accountant, at (202) 942-1782 if you have questions regarding comments on the financial statements and related matters. You may contact Michael Clampitt, Senior Counsel at
(202) 942-1772 or me at (202) 942-1779 with any other questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel